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              [Letterhead of Paul, Hastings, Janofsky & Walker LLP]

February 10, 2010                                                    74036.00001

Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Gabelli 787 Fund, Inc. (the "Corporation")
    Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A (333-141582)

Dear Ms. Hatch:

     This letter responds to your comments communicated by telephone on February 4, 2010, with respect to the Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A (the 'Registration Statement") of the Corporation that was filed with the Securities and Exchange Commission (the "SEC") on December 23, 2009 (accession number 0000950123-09-072944), with respect to the Gabelli Enterprise Mergers and Acquisitions Fund (the "Fund"), the sole series of the Corporation.

     In addition, in connection with this filing, the Corporation hereby states the following:

     1. The Corporation acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Corporation and its management are solely responsible for the content of such disclosure;

     2. The Corporation acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

     3. The Corporation represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

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February 10, 2010
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     The Corporation's responses to your comments are reflected below. For comments that applied to both the Class AAA Shares prospectus and the Class ABCY Prospectus, we have only addressed the comment once. We have restated the substance of your comments for your ease of reference.

COMMENT#1 - FEES AND EXPENSES OF THE FUND: You have requested that the Management Fee and Other Expenses only go out two decimal places.

     RESPONSE#1: The Corporation has made this change.

COMMENT#2 - EXPENSE EXAMPLE: You have noted that certain of the numbers in the Expense Examples are incorrect and should be recalculated.

     RESPONSE#2: The Corporation will recalculate and restate these numbers as necessary.

COMMENT#3 - PRINCIPAL INVESTMENT STRATEGIES: You have requested that the Corporation delete the disclosure regarding temporary defensive investments from the principal investment strategies if they are not principal investment strategies.

     RESPONSE#3: The Corporation has deleted such disclosure from the "Principal Investment Strategies" in the summary section.

COMMENT#4 - PRINCIPAL INVESTMENT STRATEGIES: You have noted that the Fund has included credit quality risk as a principal risk, but do not specifically mention whether it invests in debt securities in the "Principal Investment Strategies" section. You have requested that the Corporation add disclosure with respect to any investment in debt securities, including junk bonds, or that the convertible securities in which the Fund may invest may be below investment grade in the "Principal Investment Strategies" section, as well as in "Additional Information about the Funds' Investment Objectives, Investment Strategies and Related Risks".

     RESPONSE#4: The Corporation has added such disclosure.

COMMENT#5 - PRINCIPAL RISKS: You have noted that the Fund states that it may engage in short sale transactions in the "Principal Investment Strategies" section, but that it is not indicated as a principal risk.

     RESPONSE#5: The Corporation has added such disclosure.

COMMENT#6 - PERFORMANCE: You have requested that the Corporation delete the fourth sentence in the paragraph before the bar chart.

     RESPONSE#6: The Corporation has deleted this sentence.

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February 10, 2010
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COMMENT#7 - PERFORMANCE: You have requested that the Corporation present the footnote to the performance graph in paragraph form (and not as a footnote).

     RESPONSE#7: The Corporation has made this change.

COMMENT#8 - PERFORMANCE (CLASS AAA PROSPECTUS): You have requested that the Corporation present the footnote to the performance table in paragraph form (and not as a footnote).

     RESPONSE#8: The Corporation has made this change.

COMMENT#9 - PERFORMANCE (CLASS ABCY PROSPECTUS): You have requested that the Corporation disclose the inception dates for Class A, Class B, Class C and Class Y Shares in the performance table as opposed to the text below the performance table. You have also requested that the Corporation delete the rest of the footnote to the performance table.

     RESPONSE#9: The Corporation has made these changes.

COMMENT#10 - PERFORMANCE: You have requested that the Corporation delete the second sentence of the text after the performance table regarding "Return After Taxes on Distribution and Sale of Fund Shares" if it is not applicable for the Fund.

     RESPONSE#10: If this disclosure is not applicable for the Fund, the Corporation will remove it.

COMMENT#11 - PURCHASE AND SALE OF FUND SHARES: You have requested that the Corporation condense the information relating to how to purchase and sell shares of the Fund, in accordance with the requirements of Item 6 of Form N-1A.

     RESPONSE#11: The Corporation has made this change.

COMMENT#12- PURCHASE AND SALE OF FUND SHARES: You have requested that the Corporation delete the last sentence in this section referring shareholders to additional information on purchasing and redeeming shares in the statutory prospectus.

     RESPONSE#12: The Corporation has deleted this sentence.

COMMENT#13 - TAX INFORMATION: You have requested that the Corporation delete the last sentence in this section referring shareholders to additional information on taxes in the statutory prospectus.

     RESPONSE#13: The Corporation has deleted this sentence.

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February 10, 2010
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COMMENT#14 - PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES: You
have requested that the Corporation delete the sentence referring shareholders to additional information on third party arrangements in the statutory prospectus.

     RESPONSE#14: The Corporation has deleted this sentence.

COMMENT#15 - INVESTMENT RESTRICTIONS (STATEMENT OF ADDITIONAL INFORMATION): You have requested that the Corporation supplementally explain why investment restriction #4 regarding the Fund's concentration policy has an exemption for temporary defensive purposes.

     RESPONSE#15: The Corporation supplementally explains that the exemption for temporary defensive purposes was to allow for a concentration in U.S. governmental securities.

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February 10, 2010
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Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.

Very truly yours,


/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:   Bruce N. Alpert       Arlene Lonergan
      Gabelli Funds, LLC    PNC Global Investment Servicing

      Peter D. Goldstein    Christopher J. Tafone
      Gabelli Funds, LLC    Paul, Hastings, Janofsky & Walker LLP

      Agnes Mullady         Helen Robichaud
      Gabelli Funds, LLC    PNC Global Investment Servicing